UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. ________)

RLJ Entertainment, Inc.
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(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
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(Title of Class of Securities)

74965F104
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(CUSIP Number)

Dayton Judd; 878 S. Denton Tap Rd., Suite 220, Coppell, Texas 75019;
972-304-5000
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2015
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(f) or 240.13d-1(g), check the following box.X

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 74965F104                    13D                   Page 2 of 10
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1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sudbury Capital Fund, LP     EIN: 38-3873725
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)
(b)
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS
WF
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)
OR 2(E)
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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7.  SOLE VOTING POWER
0
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8.  SHARED VOTING POWER
3,286,571
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9.  SOLE DISPOSITIVE POWER
0
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10.  SHARED DISPOSITIVE POWER
3,286,571
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20.70%
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.70%
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14.  TYPE OF REPORTING PERSON (see instructions)
Partnership (PN)
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CUSIP No. 74965F104                    13D                   Page 3 of 10
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1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sudbury Holdings, LLC     EIN: 45-5072231
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)
(b)
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS
WF
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)
OR 2(E)
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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7.  SOLE VOTING POWER
0
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8.  SHARED VOTING POWER
3,286,571
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9.  SOLE DISPOSITIVE POWER
0
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10.  SHARED DISPOSITIVE POWER
3,286,571
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20.70%
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.70%
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14.  TYPE OF REPORTING PERSON (see instructions)
Parent Holding Company/Control Person (HC)
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CUSIP No. 74965F104                    13D                   Page 4 of 10
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1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sudbury Capital GP, LP     EIN: 90-0823519
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)
(b)
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS
WF
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)
OR 2(E)
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
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7.  SOLE VOTING POWER
0
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8.  SHARED VOTING POWER
3,286,571
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9.  SOLE DISPOSITIVE POWER
0
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10.  SHARED DISPOSITIVE POWER
3,286,571
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20.70%
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.70%
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14.  TYPE OF REPORTING PERSON (see instructions)
Partnership (PN)
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CUSIP No. 74965F104                    13D                   Page 5 of 10
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1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Sudbury Capital Management, LLC     EIN: 45-5072207
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)
(b)
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS
WF
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D)
OR 2(E)
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-------------------------------------------------------------------------------
7.  SOLE VOTING POWER
0
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8.  SHARED VOTING POWER
3,286,571
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9.  SOLE DISPOSITIVE POWER
0
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10.  SHARED DISPOSITIVE POWER
3,286,571
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
20.70%
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
20.70%
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14.  TYPE OF REPORTING PERSON (see instructions)
Investment Adviser (IA)
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CUSIP No. 74965F104                    13D                   Page 6 of 10
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Item 1.  Security and Issuer.

This Statement relates to the Common Stock, par value $0.001 per share (the Common Stock), of RLJ Entertainment, Inc. (the Company). The Company reports that its principal executive offices are located at 8515 Georgia Avenue, Suite 650, Silver Spring, MD.

Item 2.  Identity and Background.

This Statement is filed by Sudbury Capital Fund, LP, a Delaware limited partnership and pooled investment vehicle; Sudbury Holdings, LLC a Delaware limited liability company; Sudbury Capital Management, LLC a Delaware limited liability company and the Investment Adviser; and Sudbury Capital GP, LP, a Delaware limited partnership and the General Partner of the pooled investment vehicle.

Mr. Dayton Judd is the Managing Member of the Investment Manager and Partner and Manager of the General Partner.

Each of the Fund, the General Partner, the Investment Manager and Mr. Judd is referred to herein as a Reporting Person and collectively as the Reporting Persons. The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a group.

The principal business of the Fund is serving as a private investment fund. The principal business of the General Partner is to provide investment advisory and management services to private investment funds, including the Fund. The General Partner has delegated the management of the Funds investment program to the Investment Manager. The principal business of the Investment Manager is to provide investment advisory services, including to the Fund. The principal occupation of Mr. Judd is serving as investment manager and advisor to the Fund. Mr. Judd is a U.S. citizen. The business address of each of the Reporting Persons is 878 S. Denton Tap Road, Suite 220, Coppell, TX 75019.

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

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CUSIP No. 74965F104                    13D                   Page 7 of 10
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The source of funds used in purchasing the Common Stock was working capital of the Fund. The total cost for purchasing the Common Stock reported in this Statement, including brokerage commissions, was approximately $864,953.05.

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable.

In addition to acquiring the Common Stock for investment purposes, Mr. Judd has also accepted an appointment as a member of the issuers board of directors. That said, none of the Reporting Persons has any other present plan or proposal that would result in any of the actions described in paragraphs (a) through (c) and (e) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	The Reporting Persons beneficially own in the aggregate 3,286,571 shares of Common Stock, Preferred Stock, and Warrants which represents approximately 20.70% percent of the Companys outstanding shares. The Fund and Dayton Judd directly hold the number and percentage of shares disclosed as beneficially owned by them in the applicable table set forth on the cover page to this Statement. None of the other Reporting Persons directly hold any of the shares disclosed in this Statement.

Each percentage ownership of shares set forth in this Statement is based on the 12,895,772 shares of Common Stock reported by the Company as outstanding on April 30, 2015 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended December 31, 2014.
The General Partner, as general partner to the Fund, and the Investment Manager, as the investment manager to the Fund, may be deemed to be a beneficial owners of the shares of Common Stock disclosed as directly owned by the Fund in this Statement. As principal of the General Partner and the Investment Manager, Mr. Judd may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by the Fund in this Statement. Each of the General Partner, the Investment Manager and Mr.
Judd expressly disclaims beneficial ownership of the Funds shares of Common
Stock.

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CUSIP No. 74965F104                    13D                   Page 8 of 10
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(b)	The Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Fund in the applicable table set forth on the cover page to this Statement. The General Partner, as the general partner of the Fund, has the shared power to direct the voting and disposition of the shares of Common
Stock held by the Fund. The Investment Manager, as the investment manager of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. Mr. Judd, as principal of the General Partner and the Investment Manager, may also be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund.

(c)	The transaction effected by each of the Reporting Persons in the
Common Stock during the past 60 days is set forth on Schedule A to this Statement.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

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CUSIP No. 74965F104                    13D                   Page 9 of 10
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SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.
In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated:  May 22, 2015
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Date

Sudbury Capital Fund, LP


/s/ Dayton Judd
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Signature



Member of the General Partner of
the General Partner of Sudbury
Capital Fund, LP
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Title

Sudbury Holdings, LLC

/s/ Dayton Judd
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Signature



Sole Member
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Title

Sudbury Holdings, LLC

/s/ Dayton Judd
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Signature



Sole Member
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Title

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CUSIP No. 74965F104                    13D                   Page 10 of 10
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Sudbury Capital GP, LP

/s/ Dayton Judd
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Signature



Member of the General Partner of
the General Partner of Sudbury
Capital Fund, LP
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Title

Sudbury Capital Management, LLC


/s/ Dayton Judd
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Signature



Managing Member
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Title

Schedule A


Transactions by Sudbury Capital Fund, LP in the Common Stock of the Company during the past 60 days:


Transaction Date: 5/20/2015

Number of Shares Bought/(Sold): 15,136*

Price Per Share ($): $0.001 par value

Beneficial Owner: Dayton Judd

*On May 20, 2015, the Reporting Person was granted 15,136 shares of restricted common stock, par value $0.001 per share, of the Company in connection with his service as a director of the Company. All 15,136 shares will vest upon the earlier of the 2015 Meeting of Shareholders or May 20, 2016 (the "Vesting Date"), provided that the Reporting Person's service as a director of the Company continues through the Vesting Date.